QuickLinks -- Click here to rapidly navigate through this document

Exhibit 5.2

17 May 2004

Ship Finance International Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08
Bermuda

Re: 8 1/2% Senior Notes due December 15, 2013

Ladies and Gentlemen

        We have acted as special Bermuda counsel to Ship Finance International Limited, a Bermuda company (the "Company" in connection with the Company's offer to exchange up to $580,000,000 of the Company's 8 1/2% senior notes due 2013 (the "Exchange Notes") for an identical principal amount at maturity of its outstanding 8 1/2% senior notes due December 15, 2013. The Exchange Notes are to be issued pursuant to the Indenture dated as of December 18, 2003, between the Company and Wilmington Trust Company, as Trustee (the "Trustee") (the "Indenture").

        We have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Indenture and (ii) such corporate documents and records of the Company and such other instruments, certificates and documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. In such examinations, we have assumed the authenticity of all documents submitted to us as copies or drafts of documents to be executed, the genuineness of all signatures and the legal competence or capacity of persons or entities (whoever are or will become signatories thereto) to complete the execution of documents. As to various questions of fact that are material to the opinion hereinafter expressed, we have relied upon statements or certificates of public officials, directors or officers of the Company and others.

        We have further assumed for the purposes of this opinion that each of the Indenture and all documents contemplated by the Indenture to be executed in connection with the issuance of the Exchange Notes have been duly authorized and validly executed and delivered by each of the parties thereto other than the Company.

        Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that the Exchange Notes have been duly authorized by the Company.

        This opinion is limited to the laws of the Island of Bermuda. This opinion is rendered as of the date hereof, and we have no responsibility to update this opinion for events or circumstances occurring after the date hereof, nor do we have any responsibility to advise you of any change in the laws after the date hereof.

        We hereby confirm that the discussion under the headings "Information about the Enforceability of Judgements and the Effect of Foreign Law" and "Summary of the Terms of the Exchange Notes: Additional Amounts" contained in the Company's Registration Statement on Form F-4, insofar as such discussion represents legal conclusions or statements of Bermuda tax law, subject to the limitations and conditions set forth therein, constitutes the opinion of Mello Jones & Martin.

        We hereby consent to the filing of this opinion as an exhibit to the Company's Registration Statement on Form F-4 to be filed with the United States Securities and Exchange Commission with respect to the Exchange Notes, without admitting we are "experts" within the Commission thereunder with respect to any part of the Registration Statement.

Yours faithfully

/s/ MELLO JONES & MARTIN

MELLO JONES & MARTIN

QuickLinks

  Exhibit 5.2